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SECURITIES AND EXCHANGE COMMISSION

07005846

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 50975

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2006 (MM/DD/YY) AND ENDING DECEMBER 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

ODDO SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 EAST 52ND STREET
(No. And Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PATRICK ODDOUX — (646) 723 7415
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

60 EAST 42ND STREET	NEW YORK	NY	10165
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PROCESSED
MAR 29 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, PATRICK ODDOUX, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ODDO SECURITIES CORPORATION, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President & CEO

Title

Notary Public

VIKTORIYA PISETSKAYA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01PI6063786
Qualified in Kings County
My Commission Expires September 10, 2009

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
ODDO Securities Corporation:

We have audited the accompanying statement of financial condition of ODDO Securities Corporation, (the "Company"), as of December 31, 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ODDO Securities Corporation as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.



New York, New York
February 08, 2007



ODDO SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
ODDO Securities Corporation:

We have audited the accompanying statement of financial condition of ODDO Securities Corporation, (the "Company"), as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of ODDO Securities Corporation as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.



New York, New York
February 8, 2007

ODDO SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$ 5,231,736
Due from parent	1,094,176
Accounts receivable – customer	17,315
Equipment and leasehold improvements, (net of accumulated depreciation and amortization of $151,027)	169,781
Due from clearing broker	109,574
Deferred tax asset	63,861
Commission receivable	17,276
Security deposit	67,013
Fail to deliver	6,092,565
Other assets	41,183
TOTALS ASSETS	$ 12,904,480

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable-customer	$ 6,092,565
Accounts payable and accrued expenses	788,401
Fail to receive	17,315
Accrued bonus	1,850,000
Income tax payable	277,947
Total Liabilities	9,026,228
Stockholder's equity:	
Common stock, no par value, 200 shares authorized, 1 share issued and outstanding	
Additional paid-in capital	2,749,911
Returned earnings	1,128,341
Total stockholder's equity	3,878,252
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	12,904,480

The accompanying notes are an integral part of this financial statement.

ODDO SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2006

NOTE 1. ORGANIZATION AND BUSINESS

ODDO Securities Corporation (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission and a member of the National Association for Securities Dealers, Inc. The Company engages primarily in brokerage and investment advisory services with respect to European securities. The Company is a wholly owned subsidiary of ODDO & Cie (the "Parent").

The Company acts as an agent for customers in the purchase and sale primarily of foreign securities. The Company executes and clears all of these trades through the Parent and through Edgetrade.com. These trades are settled on a delivery versus payment basis.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company records all securities transactions on a trade-date basis. The Parent pays the Company a fee equivalent to the expenses incurred plus eight percent.

Depreciation is provided on a straight-line basis using estimated useful lives of the related assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3. REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

NOTE 3. REGULATORY REQUIREMENTS (continued)

At December 31, 2006, the Company had net capital (as defined) of $2,441,586 was $2,191,586 in excess of the required minimum net capital of $250,000.

The Company operates as an introducing broker by clearing all transactions with and for customers through the Parent and a U.S. introducing broker and claims exemption under sections (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3.

NOTE 4. INCOME TAXES

Significant components of the income tax expense are as follows:

Current Tax	Amount
FED	$ 600,509
NYS	74,124
NYC	95,600
Total Current Tax	770,233
Deferred Tax	
FED	370,349
NYS	82,469
NYC	71,086
Total Deferred Tax	523,904
Total Taxes	$ 1,294,137

The statutory rate differs from the effective rate primarily due to the effects of state and local taxes.

The deferred tax asset primarily represents the difference between the accrual and cash basis of reporting and differences between book and tax depreciation.

NOTE 5. EQUIPMENT AND LEASEHOLD IMPROVEMENTS

The Company had the following equipment, leasehold improvements and related accumulated depreciation and amortization at December 31, 2005:

	Cost
Leasehold improvements	$ 165,746
Office equipment	260,865
Software	2,428
Less: accumulated depreciation and amortization	(259,258)
Net equipment and leasehold improvements	$ 169,781

Depreciation expense for the year ended December 31, 2006 was $107,709.

NOTE 6. COMMITMENTS AND CONTINGENCIES

The company leases office space under a non-cancelable operating lease. The lease expires in June 2007. The following is a schedule of future minimum lease payments:

Year Ending December 31	
2007	95,970
	$ 95,970

The company was afforded a lease concession of three free months at the beginning of the lease term. This lease concession is being amortized over the length of the lease. Rent expense for the year ended December 31, 2006 was $ 193,850.

NOTE 7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company is engaged in various brokerage activities whose counterparties are primarily institutions. In the normal course of business, the Company is involved in the execution and settlement of various securities transactions.

The Company clears all domestic customer transactions through a clearing broker on a "fully disclosed" basis. Pursuant to the terms of the agreement with the clearing broker, the clearing broker may charge the Company for counterparty nonperformance. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2006, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

NOTE 7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK (continued)

The Company is subject to credit risk should the clearing broker be unable to repay the balance reflected on the statement of financial condition. The carrying value approximates the fair value as the balance is short-term and interest bearing. The Company monitors the credit standing of the clearing broker.

NOTE 8. RELATED PARTY TRANSACTIONS

The Company is paid a service fee by an affiliate based upon total expenses incurred.

END